SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 15, 2016

Shaw Communications Inc.

By:	/s/ Vito Culmone

Vito Culmone
Executive Vice President and CFO
Shaw Communications Inc.

NEWS RELEASE

Shaw Announces Third Quarter and Year-to-Date Results

Consolidated Results Include Shaw’s New Wireless Division

Calgary, Alberta (July 15, 2016) – Shaw Communications Inc. announces consolidated financial and operating results for the quarter ended May 31, 2016. Revenue from continuing operations for the quarter and year-to-date of $1.28 billion and $3.58 billion increased 13.0% and 6.7% over the comparable periods, respectively. Operating income before restructuring costs and amortization1 for the quarter and year-to-date of $555 million and $1.56 billion improved 5.3% and 3.5% over the comparable periods, respectively. Excluding the results of wireless and the former media division, revenue and operating income before restructuring costs and amortization for the quarter from the combined Consumer, Business Network Services and Business Infrastructure Services divisions were up 1.2% and down 0.2% in the quarter over the comparable period, respectively.

Chief Executive Officer, Brad Shaw said, “We continue to make significant progress in our journey to becoming an enhanced connectivity provider. Our third quarter financial and operating results include a full quarter contribution from WIND Mobile (“WIND”), our new wireless division, and we are pleased to confirm that during the quarter we surpassed over 1 million wireless subscribers. We also completed the first critical step in our wireless network upgrade. All 3G equipment in western Canada has now been replaced with Nokia equipment which enables us to increase speeds and throughput as well as put to use an additional 10MHz of AWS-1 spectrum to significantly enhance performance. Our path towards an LTE network is currently underway and we expect to have this completed by the end of fiscal 2017.”

“In addition to enhancing our wireless network, the continuous investments we have made to our wireline infrastructure have positioned us to go-to-market with a premium Internet product that is immediately available throughout our entire footprint. Today we launched WideOpen Internet 150, an affordable and unrivalled product that showcases the strength and reach of our hybrid fibre coax network. The new product is available to all customers that are connected to our fibre coax cable system. We are making great strides towards delivering a seamless customer network experience and believe that more and more customers will choose Shaw to connect to the world,” said Mr. Shaw.

Selected Financial Highlights

	Three months ended May 31,			Nine months ended May 31
(millions of Canadian dollars except per share amounts)	2016	2015	Change %	2016	2015	Change %
Revenue	1,283	1,135	13.0	3,578	3,354	6.7
Operating income before restructuring costs and amortization	555	527	5.3	1,565	1,512	3.5
Operating margin [1]	43.3%	46.4%	(3.1)pts	43.7%	45.1%	(1.4)pts

Free cash flow [1]	182	256	(28.9)	473	618	(23.5)
Net income	704	209	236.8	1,086	604	79.8
Earnings per share
Basic	1.44	0.42		2.21	1.23
Diluted	1.44	0.42		2.20	1.22

Shaw continues to focus on identifying and driving efficiencies throughout the business. As part of our strategic direction and transformation to an enhanced connectivity company, the Company initiated an efficiency program that will deliver fiscal 2017 operating cost and capital efficiencies, in aggregate of approximately $75 million. The actions that took place during the current quarter resulted in a non-recurring restructuring charge of $24 million.

Net income for the quarter was $704 million or $1.44 per share relative to $209 million or $0.42 per share for the comparable period. Net income for the nine month period was $1.09 billion or $2.21 per share compared to $604 million or $1.23 per share for the comparable period. The increase to net income in the period reflects higher operating income before restructuring costs and amortization with the addition of our Wireless results, our gain on the sale of the Media division which were offset in part by an equity loss from our investment in Corus Entertainment Inc. and the following non-recurring items: i) transaction costs associated with the WIND acquisition; ii) restructuring costs related to the aforementioned efficiency program, iii) impairment losses related to investments; and v) an impairment to goodwill associated with our Tracking business.

Consolidated free cash flow1 for the three and nine month periods of $182 million and $473 million, respectively, compares to $256 million and $618 million for the comparable periods. The reduction for the quarter and year-to-date was largely due to lower free cash flow from Media as a discontinued operation for only one month prior to its disposition and higher planned capital expenditures from continuing operations, all of which were partially offset by higher operating income before restructuring costs and amortization and lower cash taxes.

Revenue generating units (“RGU”s) continue to be affected by a number of external factors including the economy, competition, seasonality and the wildfires that significantly affected the Fort McMurray area. The fires in the Fort McMurray area caused a 5,400 RGU reduction in the quarter; however, many of those customers have reconnected following the lift of the mandatory evacuation order. Shaw’s network did not incur any significant damage or service interruptions due to these fires.

“The generosity and true spirit of the residents in Alberta was evident following the fires in Fort McMurray. Many of our friends, families, customers and our own employees lost their homes in this tragic event. I am so proud to be part of a community that pulls together to support their own and want to thank everyone for their continued dedication and support,” said Mr. Shaw.

“We have an exceptional management team in place and as we look ahead over the next 18 months, we are confident in the execution of our strategic plan. This is a period of investment for our future and we continue to implement the building blocks required to complete a number of these strategic initiatives by the end of fiscal 2017.”

Shaw is expecting that its fiscal 2016 operating income before restructuring and amortization for its consolidated results (including Wireless) and for Consumer, Business Network Services and Business Infrastructure Services on a combined basis to range between flat to low single digit growth as compared to fiscal 2015.

In regards to consolidated capital, investment in fiscal 2016 is expected to be $1.2 billion, including WIND. In addition, Shaw is introducing preliminary fiscal 2017 consolidated capital to be approximately $1.3 billion and will provide additional details regarding fiscal 2017 guidance in conjunction with the release of its fourth quarter results.

Brad Shaw concluded, “By the end of fiscal 2017 we will have the X1 set-top box available to all customers, completion of the wireless LTE upgrade in our existing markets and DOCSIS 3.1 implemented throughout the wireline network, enabling Internet speeds of 1GB and more. As we enter the next fiscal year, our entire employee base is behind this strategy and has never been more motivated to execute on our future with operational efficiency top of mind.”

Shaw is an enhanced connectivity provider. Shaw serves consumers with broadband Internet, WiFi, video, digital phone and, through WIND Mobile, wireless services. Shaw Business Network Services provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. Shaw Business Infrastructure Services provides enterprises colocation, cloud and managed services through ViaWest. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX - SJR.B, NYSE - SJR). For more information, please visit www.shaw.ca

The accompanying Management’s Discussion and Analysis (“MD&A”) forms part of this news release and the “Caution concerning forward-looking statements” applies to all forward-looking statements made in this news release.

For more information, please contact:

Shaw Investor Relations

Investor.relations@sjrb.ca

1	See definitions and discussion under “Non-IFRS and additional GAAP measures” in the accompanying MD&A.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended May 31, 2016

July 15, 2016

Advisories

The following Management’s Discussion and Analysis (“MD&A”), dated July 15, 2016, should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes thereto for the quarter ended May 31, 2016 and the 2015 Annual Consolidated Financial Statements, the Notes thereto and related MD&A included in the Company’s 2015 Annual Report. The financial information presented herein has been prepared on the basis of International Financial Reporting Standards (“IFRS”) for interim financial statements and is expressed in Canadian dollars unless otherwise indicated. References to “Shaw”, the “Company”, “we”, “us” or “our” mean Shaw Communications Inc. and its subsidiaries and consolidated entities, unless the context otherwise requires.

Caution concerning forward-looking statements

Statements included in this MD&A that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset acquisitions and dispositions, cost efficiencies, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations, and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest, income tax and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw currently operates and will operate and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans and achieve cost efficiencies; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it now operates and will operate; Shaw’s status as a holding company with separate operating subsidiaries; and other factors referenced in this report under the heading “Risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Company provides certain financial guidance for future performance as the Company believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances

Non-IFRS and additional GAAP measures

Certain measures in this MD&A do not have standard meanings prescribed by IFRS and are therefore considered non-IFRS measures. These measures are provided to enhance the reader’s overall understanding of our financial performance or current financial condition. They are included to provide investors and management with an alternative method for assessing our operating results in a manner that is focused on the performance of our ongoing operations and to provide a more consistent basis for comparison between periods. These measures are not in accordance with, or an alternative to, IFRS and do not have standardized meanings. Therefore, they are unlikely to be comparable to similar measures presented by other entities.

Please refer to “Non-IFRS and additional GAAP measures” in this MD&A for a discussion and reconciliation of non-IFRS measures, including operating income before restructuring costs and amortization, free cash flow and accelerated capital fund.

Shaw Communications Inc.

Introduction

The Company’s third quarter financial and operating results include contribution for the full period from our new Wireless division following the closing of the acquisition of WIND Mobile (“WIND”). We surpassed one million wireless subscribers in the quarter and continue to grow the subscriber base. We completed the first critical step in the wireless network upgrade with all 3G equipment in western Canada now replaced with Nokia equipment which enables us to increase speeds and throughput and put to use an additional 10MHz of AWS-1 spectrum to significantly enhance performance.

In addition, the continuous investments we have made to our wireline infrastructure positions us to go-to-market with a premium Internet product that is immediately available throughout our entire footprint. WideOpen Internet 150 is an affordable and unrivalled product that officially launched today and will showcase the strength and reach of our hybrid fibre coax network. The new product is immediately available to all customers that are connected to our fibre coax cable system. We are making great strides towards delivering a seamless customer network experience and believe that more and more customers will choose Shaw to connect to the world. As we continue to expand our product and service offering through next generation video and network connectivity deployment of DOCSIS 3.1, we will continue to offer our customers a leading experience.

By the end of fiscal 2017 we will have the X1 set-top box available to all customers, completion of the wireless LTE upgrade in our existing markets and DOCSIS 3.1 implemented throughout the network, enabling Internet speeds of 1GB and more.

Shaw continues to be focused on identifying and driving efficiencies throughout the business. During the quarter the Company initiated a program to improve its overall efficiency as the Company set out to create the optimal structure to lead the organization through its strategic asset realignment and manage costs effectively in the challenging economic and competitive environment. Disciplined cost management and operational efficiency remain key focuses for the Company. The program initiatives that began in the quarter and that will continue into the next year will deliver fiscal 2017 operating cost and capital efficiencies, in aggregate, of approximately $75 million. The initiatives that occurred in the third quarter resulted in a non-recurring restructuring charge of $24 million.

Selected financial and operational highlights

Basis of presentation

On April 1, 2016, Shaw sold 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) to Corus Entertainment Inc. (“Corus”), a related party subject to common voting control for $2.65 billion, comprised of $1.85 billion in cash and 71,364,853 Corus Class B non-voting participating shares.

Accordingly, the operating results and operating cash flows for the previously reported Media division are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation, and has therefore been excluded from both continuing operations and segmented results for all periods presented in this MD&A and the accompanying interim financial statements. This MD&A reflects the results of continuing operations, unless otherwise noted.

Shaw Communications Inc.

Financial Highlights

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars except per share amounts)	2016	2015	Change %	2016	2015	Change %
Operations:
Revenue	1,283	1,135	13.0	3,578	3,354	6.7
Operating income before restructuring costs and amortization (1)	555	527	5.3	1,565	1,512	3.5
Operating margin (1)	43.3%	46.4%	(3.1pts )	43.7%	45.1%	(1.4pts )
Net income from continuing operations	58	136	(57.3)	312	419	(25.5)
Income from discontinued operations, net of tax(3)	646	73	784.9	774	185	318.4
Net income	704	209	236.8	1,086	604	79.8

Per share data:
Basic earnings per share
Continuing operations	0.11	0.28		0.63	0.88
Discontinued operations	1.33	0.14		1.58	0.35

	1.44	0.42		2.21	1.23

Diluted earnings per share
Continuing operations	0.11	0.28		0.63	0.87
Discontinued operations	1.33	0.14		1.57	0.35

	1.44	0.42		2.20	1.22

Weighted average participating shares outstanding during period (millions)	482	471		478	466

Funds flow from continuing operations (2)	403	416	(3.1)	1,113	1,072	3.8
Free cash flow(1)	182	256	(28.9)	473	618	(23.5)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Funds flow from operations is before changes in non-cash balances related to operations as presented in the unaudited interim Consolidated Statements of Cash Flows.
(3)	As of the date the Media division met the criteria to be classified as held for sale and for the period in the quarter up to the transaction closing date, April 1, 2016, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and nine month periods, before tax, amounted to $15 and $35 for program rights and $2 and $6 for property, plant and equipment, intangibles and other, respectively.

Shaw Communications Inc.

Subscriber highlights

			Change Three months ended May 31,		Change Nine months ended May 31,
	May 31, 2016	August 31, 2015	2016	2015	2016	2015
Consumer (1)
Video – Cable	1,693,230	1,764,523	(27,482)	(23,576)	(71,293)	(68,949)
Video – Satellite	796,906	811,988	3,847	(1,111)	(15,082)	(30,191)
Internet (2)	1,777,301	1,772,293	(8,760)	5,292	5,008	12,228
Phone	975,705	1,027,266	(14,861)	(26,628)	(51,561)	(48,927)

	5,243,142	5,376,070	(47,256)	(46,023)	(132,928)	(135,839)

Business Network Services
Video – Cable	62,755	77,709	1,489	(948)	(14,954)	(7,133)
Video – Satellite	31,442	31,435	(2,734)	(1,709)	7	1,137
Internet (2)	178,144	180,248	458	1,920	(2,104)	7,213
Phone	295,480	284,785	5,094	5,654	10,695	15,327

	567,821	574,177	4,307	4,917	(6,356)	16,544

Wireless (3)
Postpaid	639,997	—	639,997	—	639,997	—
Prepaid	363,472	—	363,472	—	363,472	—

	1,003,469	—	1,003,469	—	1,003,469	—

	6,814,432	5,950,247	960,520	(41,106)	864,185	(119,295)

(1)	Consumer cable, internet and phone RGU declines included the loss of an estimated 5,400 RGU’s as a result of the Fort McMurray evacuation. The Company expects to recover the majority of these RGU’s in the fourth quarter
(2)	Internet subscribers at August 31, 2015 have been restated to reclass 2,081 customers from Consumer to Business Network Services.
(3)	Wireless subscribers (or Revenue Generating Units (“RGUs”) - Recurring revenue-generating units (e.g. cellular phone, smartphone, tablet or mobile Internet device) that has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid. Prepaid subscribers include revenue-generating unit where the account is within 90 days of the prepaid credits expiring.

Shaw’s current method of counting Business Network Services subscriber measures is at the individual unit level. These measures are suited for traditional offerings such as analog video, and phone, including SmartVoice and non-cloud based traditional internet products, because larger installations result in subscriber additions that correlated relatively with the increase in business.

With the introduction of SmartVoice, SmartWiFi and SmartSecurity cloud based solutions, subscriber additions are generally recorded at the customer level so that one customer is recorded when an installation may involve several units. The result is that when new customers subscribe for our market leading services, the subscriber impact is minimal. The effects are greater when existing customers upgrade from traditional business internet with additional subscriptions to our cloud based solutions because the customer that was formerly counted for each unit is now counted as a single subscriber. This means that, as the Company succeeds by attracting new and existing customers to its new offerings, the number of Business Network Services subscribers for internet fall even as revenue increases.

Shaw Communications Inc.

Overview

Our fiscal 2016 third quarter financial results, including a full period of operations from the new Wireless division, represent improvements in operating income before restructuring costs and amortization over the third quarter of fiscal 2015. Highlights of the quarter are as follows:

•	Revenue for the quarter of $1.28 billion, an increase of 13.0% from $1.14 billion for the third quarter of 2015

•	Third quarter operating income before restructuring costs and amortization of $555 million, an increase of 5.3% from $527 million for the third quarter of 2015

•	Operating margin for the third quarter of 43.3%, down from 46.4% for the third quarter of 2015

•	Net income for the third quarter of $704 million, an increase of 236.8% from $209 million for the third quarter of 2015

•	Free cash flow for the third quarter of $182 million, a $74 million decrease from $256 million for the third quarter of 2015

•	The period ended with 6,814,432 revenue generating unit (“RGU”), inclusive of the acquired 1,003,469 Wireless subscribers. Consumer and Business Network Services had a combined 42,949 RGU decline in the third quarter compared to declines of 41,106 for the third quarter of 2015

Revenue increased 13.0% and 6.7% for the three and nine month periods, respectively, primarily with the contribution of $132 million of revenue from the Wireless division formed by the March 1, 2016 acquisition of WIND. Business Network Services and Business Infrastructure Services divisions also contributed to revenue increases, the result of customer growth and the mid-December 2015 acquisition of INetU by the Business Infrastructure Services division.

Operating income before restructuring costs and amortization of $555 million and $1.56 billion for the three and nine month periods improved 5.3% and 3.4% compared to $527 million and $1.51 billion for the comparable periods. The improvement in the quarter reflects the addition of the Wireless division and growth in the Business Infrastructure Services and Business Network Services divisions reflecting higher revenues, the acquisition of INetU and the effect of favorable year-over-year foreign exchange. This improvement was partially offset by lower operating income before restructuring costs and amortization in the Consumer division related to lower revenues and higher costs associated with the deployment of FreeRange TV and programming.

Revenue and operating income before restructuring costs and amortization increased $133 million and $53 million, respectively, over the second quarter 2016. The increase in revenue was primarily due to $132 million of revenue for Wireless. The increase in operating income before restructuring costs and amortization was primarily due to the addition of $29 million for Wireless and lower promotional and employee related costs in the Consumer division.

Consumer and Business Network Services, excluding named and wholesale customers, had a combined 5.8 million RGUs as at May 31, 2016. During the quarter, Consumer RGUs declined by 47,256 compared to declines of 41,922 RGUs in the second quarter of 2016 and 46,023 RGUs in the third quarter of 2015. RGU decline in the current quarter is comprised of 14,861 phone, 8,760 Internet and 27,482 cable video, partially offset by satellite video gains of 3,847. WIND acquired its one millionth RGU in May 2016, finishing the quarter with 1,003,469 RGUs, a significant milestone in the execution of the Company’s wireless strategy.

Shaw Communications Inc.

Net income was $704 million and $1,086 million for the three and nine months ended May 31, 2016, respectively, compared to $209 million and $604 million for the same periods last year. The changes in net income are outlined in the following table.

	May 31, 2016 net income compared to:
	Three Months ended	Three Months ended	Nine Months ended
(millions of Canadian dollars)	February 28, 2016	May 31, 2015	May 31, 2015
Increased operating income before restructuring costs and amortization (1)	53	28	53
Decreased (Increased) restructuring costs	(22)	(21)	15
Increased amortization	(19)	(36)	(59)
Increased interest expense	(2)	(8)	(18)
Change in net other costs and revenue (2)	(95)	(56)	(100)
Decreased (increased) income taxes	27	15	2
Increased (decreased) income from discontinued operations, net of tax	598	573	589

	540	495	482

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net other costs and revenue includes business acquisition costs, accretion of long-term liabilities and provisions, debt retirement costs, equity loss of an associate or joint venture, equity income of investments in associates and other losses as detailed in the unaudited Consolidated Statements of Income and in the prior period distributions from a venture capital fund investment.

Net income third quarter increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations million relating primarily to the gain on the divestiture of Shaw Media as a discontinued operation, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were increases in other costs net of revenues, restructuring charges and amortization. Net other costs increased primarily due to a $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s joint venture in shomi, a $20 million write-down of a private portfolio investment, $12 million acquisition related costs and a $10 loss from an equity accounted associate. See “Other income and Expense” for further detail on non-operating items.

Shaw continues to focus on identifying and driving efficiencies throughout the business. During the quarter the Company initiated an efficiency program that will deliver fiscal 2017 operating cost and capital efficiencies, in aggregate, of approximately $75 million. The program actions that took place in the third quarter resulted in a non-recurring restructuring charge of $24 million.

Net income for the current quarter and the nine months ended increased $495 million and $482 million, respectively, relative to the comparable period mainly due to higher income from discontinued operations relating primarily to the gain on the divestiture of Shaw Media as a discontinued operation and higher operating income before restructuring costs and amortization. Partly offsetting the improvement in the quarter were increases in other costs net of revenues, the aforementioned restructuring charges and amortization. Net other costs increased primarily due to costs recorded in the quarter related to the acquisition of WIND and INetU, the impairment of goodwill relating to the Tracking business, the impairment of the Company’s joint venture in shomi, the write-down of private portfolio investment and a $10 loss from an equity accounted associate.

Free cash flow of $182 million and $473 million for the three and nine months ended May 31, 2016, respectively, compared to $256 million and $618 million for the comparable periods. The decreases are primarily the result of receiving one month of free cash flow from discontinued operations prior to the

Shaw Communications Inc.

divestiture and higher planned capital expenditures, including the incremental Wireless division spend. The decrease was offset partially by an increase in operating income before restructuring costs and amortization, including an incremental $29 million from the Wireless segment, and the added dividend from investments in associates.

Outlook

Shaw is expecting that its fiscal 2016 operating income before restructuring and amortization for its consolidated results (including Wireless) and for Consumer, Business Network Services and Business Infrastructure Services on a combined basis to range between flat to low single digit growth as compared to fiscal 2015.

In regards to consolidated capital, investment in fiscal 2016 is expected to be $1.2 billion, including WIND. In addition, Shaw is introducing preliminary fiscal 2017 consolidated capital to be approximately $1.3 billion and will provide additional details regarding fiscal 2017 guidance in conjunction with the release of its fourth quarter results.

See “Caution concerning forward-looking statements”.

Non-IFRS and additional GAAP measures

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure documents may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings, and sub-totals included in the financial statements.

The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The non-IFRS financial measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance required by IFRS.

Below is a discussion of the non-IFRS financial measures and additional GAAP measures used by the Company and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

Shaw Communications Inc.

Operating income before restructuring costs and amortization

Operating income before restructuring costs and amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ongoing ability to service and/or incur debt, and is therefore calculated before one-time items such as restructuring costs, amortization (a non-cash expense) and interest. Operating income before restructuring costs and amortization is also one of the measures used by the investing community to value the business.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Operating income from continuing operations	283	312	839	830
Add back (deduct):
Restructuring costs	22	1	22	37
Amortization:
Deferred equipment revenue	(16)	(19)	(52)	(58)
Deferred equipment costs	37	41	116	123
Property, plant and equipment, intangibles and other	229	192	640	580

Operating income before restructuring costs and amortization	555	527	1,565	1,512

Operating margin

Operating margin is calculated by dividing operating income before restructuring costs and amortization by revenue.

	Three months ended May 31,				Nine months ended May 31,
	2016	2015	Change		2016	2015	Change

Consumer	45.7%	46.1%	(0.5pts	)	44.4%	44.5%	(0.1pts	)
Business Network Services	48.5%	48.1%	0.4pts		47.9%	48.8%	(0.9pts	)
Business Infrastructure Services	38.4%	39.7%	(1.4pts	)	36.7%	39.9%	(3.2pts	)
Wireless	22.0%	—			22.0%	—

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items is calculated as revenue less operating, general and administrative expenses from discontinued operations. This measure is used in the determination of free cash flow.

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Income from discontinued operations, net of tax	646	73	774	185
Add back (deduct):
Gain on divestiture, net of tax	(615)	—	(615)	—
Income taxes	10	25	57	66
Restructuring costs	—	11	—	13
Amortization:
Property, plant and equipment, intangibles and other	—	7	11	23
Other non-operating items	(1)	—	2	6

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	40	116	229	293

Shaw Communications Inc.

Free cash flow

The Company utilizes this measure to assess the Company’s ability to repay debt and return cash to shareholders.

Free cash flow is calculated as free cash flow from continuing operations and free cash flow from discontinued operations.

Free cash flow from continuing operations is comprised of operating income before restructuring costs and amortization and includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item and dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares.

Free cash flow from discontinued operations is comprised of income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items after deducting program rights amortization on assets held for sale, cash amounts associated with funding CRTC benefit obligations related to media acquisitions and excludes non-controlling interest amounts that are included in the income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items.

Free cash flow from continuing operations and free cash flow from discontinued operations are each calculated by adding dividends from equity accounted associates and deducting interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net) and adjusted to exclude share-based compensation expense and recurring cash funding of pension amounts net of pension expense.

Free cash flow from continuing operations has not been reported on a segmented basis. Certain components of free cash flow from continuing operations, including operating income before restructuring costs and amortization continue to be reported on a segmented basis. Capital expenditures and equipment costs (net) are reported on a combined basis for Consumer and Business Network Services due to the common infrastructure and for Business Infrastructure Services is separately reported. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

Shaw Communications Inc.

Free cash flow is calculated as follows:

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Revenue
Consumer	935	949	(1.5)	2,813	2,813	0.0
Business Network Services	136	131	3.8	409	387	5.7
Business Infrastructure Services	86	63	36.5	248	178	39.3
Wireless	132	—	n/a	132	—	n/a

	1,289	1,143	12.8	3,602	3,378	6.6
Intersegment eliminations	(6)	(8)	25.0	(24)	(24)	—

	1,283	1,135	13.0	3,578	3,354	6.7

Operating income before restructuring costs and amortization (1)
Consumer	427	439	(2.7)	1,249	1,252	(0.2)
Business Network Services	66	63	4.8	196	189	3.7
Business Infrastructure Services	33	25	32.0	91	71	28.2
Wireless	29	—	n/a	29	—	n/a

	555	527	5.3	1,565	1,512	3.5

Capital expenditures and equipment costs (net):(2)
Consumer and Business Network Services	200	200	—	649	654	(0.8)
Business Infrastructure Services	35	43	(18.6)	105	82	28.1
Wireless	51	—	n/a	51	—	n/a

	286	243	17.7	805	736	9.4
Accelerated capital fund investment (1)	—	(32)	n/a	—	(91)	n/a

	286	211	35.5	805	645	24.8

Free cash flow before the following	269	316	(14.6)	760	867	(12.3)
Less:
Interest	(79)	(70)	12.9	(227)	(210)	8.1
Cash taxes	(56)	(62)	(9.7)	(188)	(207)	(9.2)
Other adjustments:
Dividends from equity accounted associates	14	—	n/a	14	—	n/a
Non-cash share-based compensation	1	1	—	2	3	(33.3)
Pension adjustment	3	2	50.0	(17)	(18)	(5.6)
Customer equipment financing	3	2	50.0	7	10	(30.0)
Preferred share dividends	(3)	(3)	—	(10)	(10)	—

Free cash flow from continuing operations	152	186	(17.8)	341	435	(21.6)

Income from discontinued operations before restructuring costs, amortization, taxes and other non-operating items	40	116	(65.5)	229	293	(21.8)
Less:
Capital expenditures	(2)	(3)	(33.3)	(5)	(8)	(37.5)
Cash taxes	13	(27)	(148.1)	(26)	(63)	(58.7)
Program rights	(14)	—	n/a	(33)	—	n/a
CRTC benefit obligation funding	(3)	(8)	(62.5)	(11)	(19)	(42.1)
Non-controlling interests	(4)	(8)	(50.0)	(20)	(20)	—
Pension adjustment	—	—	—	(2)	—	n/a

Free cash flow from discontinued operations	30	70	(57.1)	132	183	(27.9)

Free cash flow	182	256	(28.9)	473	618	(23.5)

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Per Note 4 to the unaudited interim Consolidated Financial Statements.

Accelerated capital fund

In fiscal 2013, the Company established a notional fund, the accelerated capital fund, of $500 million with proceeds received, from several strategic transactions. The accelerated capital initiatives were funded through this fund and not cash generated from operations. Key investments included the Calgary data centres, further digitization of the network and additional bandwidth upgrades, expansion of Shaw Go WiFi, and additional innovative product offerings related to Shaw Go WiFi and other applications to

Shaw Communications Inc.

provide an enhanced customer experience. Approximately $110 million was invested in fiscal 2013, $240 million in fiscal 2014 and $150 million in fiscal 2015. The accelerated capital fund closed in fiscal 2015.

Statistical and financial measures

The following measures are industry metrics that are useful in assessing the operating performance of a wireless entity, but do not have a standardized meaning under IFRS.

Wireless ARPU - Average revenue per subscriber unit per month (ARPU) is calculated as service revenue divided by the average number of subscribers on the network during the period and is expressed as a rate per month.

Wireless subscribers (or Revenue Generating Units (“RGUs”) - Recurring revenue-generating units (e.g. cellular phone, smartphone, tablet or mobile Internet device) that has access to the wireless network for voice and/or data communications, whether Prepaid or Postpaid.  Prepaid subscribers include revenue-generating unit where the account is within 90 days of the prepaid credits expiring.

Discussion of operations

Consumer	Three months ended May 31,				Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %		2016	2015	Change %
Revenue	935	949	(1.5)%		2,813	2,813	0.0%
Operating income before restructuring costs and amortization (1)	427	439	(2.7)%		1,249	1,252	(0.2)%

Operating margin (1)	45.7%	46.2%	(0.5	)pts	44.4%	44.5%	(0.1	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Consumer revenue for the current quarter of $935 million was down 1.5% relative to the comparable period. This decrease in revenue was driven by: i) lower video, phone and internet RGUs; ii) fewer On Demand buys as a result of the very successful boxing event in the prior year; and iii) a one month credit given to all of our customers in Fort McMurray and surrounding areas. Partly offsetting the decrease was the impact of rate increases in the fourth quarter of 2015. For the nine month period, revenue of $2.81 billion was in line with the comparable period. Revenue improvements driven by the combined offset of the January 2015 and August 2015 rate adjustments and year-to-date internet RGU gains were fully offset by lower video and phone RGU’s.

During the quarter, Consumer RGUs declined by 47,256 with cable video, phone lines and internet decreased 27,482, 14,861, and 8,760 respectively. The cable, internet and phone RGU declines included the loss of an estimated 5,400 RGU’s as a result of the Fort McMurray evacuation. The Company expects to recover many of these RGU’s in the fourth quarter. The economic slowdown in parts of western Canada and competitive pressures continue to weigh on Consumer RGUs; however, for the first time since February 2013 Satellite video RGUs increased with a 3,847 RGU gain as compared losses in the prior year of 1,111.

Operating income before restructuring costs and amortization for the quarter of $427 million was lower by 2.7% relative to the comparable quarter. The quarter results reflect a decrease in revenue and higher expenses, including implementation and recurring costs attributable to the launch of FreeRange TV and higher programming costs. Operating income before restructuring costs and amortization for the nine-month period was lower by 0.2% than in the comparable period. The aforementioned rate increases and lower employee related costs were fully offset by RGU losses, fewer On Demand buys, and higher costs related to the launch of FreeRange TV and programming.

Shaw Communications Inc.

Current quarter revenue was in line with that of the second quarter of fiscal 2016 and operating income before restructuring costs and amortization increased 6.0% or $24 million reflecting lower promotional costs, lower employee related costs in part due to the corporate restructuring in the quarter and delayed timing of marketing spend.

During the current quarter the residents of Fort McMurray and surrounding areas in northern Alberta were affected by the devastating wildfires. Shaw and its employees are dedicated to help support those affected as they begin to rebuild their communities. Our customers were offered a one-month credit for all of their services. The application of this credit, retroactive to May 3, 2016, ensured that all affected customers continued to have access to Shaw Go WiFi, FreeRange TV and their @shaw.ca email account while they are out of their homes. The revenue effect associated with the service credit in the period is approximately $2 million.

In addition, all residents and visitors whether Shaw customers or not, in Northern Alberta and Edmonton were provided open access to the Shaw Go WiFi network where available. This connection allowed residents to have access to timely news and information, and help them stay in touch with friends and loved ones. The company also announced the launch of a new Shaw TV channel to help Fort McMurray residents stay connected to the latest community news and developments as they returned home.

Business Network Services

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Revenue	136	131	3.8	409	387	5.7
Operating income before restructuring costs and amortization (1)	66	63	4.8	196	189	3.7

Operating margin (1)	48.5%	48.1%	0.4pts	47.9%	48.8%	(0.9	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $136 million and $409 million for the quarter and year-to-date were up 3.8% and 5.7%, respectively, over the comparable periods primarily due to customer growth in both the small to medium business and large enterprise markets. The core business, excluding satellite services, increased 5.1% in the current quarter and 7.1% on a year-to-date basis, reflecting customers converting to or adding Shaw’s services. The Company also provided a one-month credit to its business customers impacted by the Fort McMurray fires and also provided free access in work camp facilities to Shaw services for use by evacuees to stay connected. The revenue effect associated with the service credit in the period is approximately $1 million.

Operating income before restructuring costs and amortization of $66 million and $196 million for the quarter and year-to-date improved 4.8% and 3.7%, respectively, over the comparable periods. Consistent with the growth trend throughout the fiscal year, improvements were due mainly to higher revenue from customer growth which was partially offset by annual salary rate increases and the incremental costs associated with pursuing new customer opportunities, including additional employees and marketing costs associated with the launch of Smart suite of products.

In the third quarter, revenue declined modestly by $1 million over the second quarter of fiscal 2016, primarily due to service credits provided to business customers affected by the Fort McMurray wildfires. Operating income before restructuring and amortization was comparable to the second quarter results as service credits were offset fully by various cost reductions.

Shaw Communications Inc.

Further complementing its Smart suite of products that includes SmartVoice and SmartWiFi, the Company introduced SmartSecurity in July, building on its portfolio of managed service offerings. This new product is a hassle-free cloud based enterprise-grade network security solution tailored for small businesses. The service provides advanced threat protection with automatic updates, content filtering, traffic shaping and easy site-to-site VPN capabilities.

Business Infrastructure Services

	Three months ended May 31,				Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %		2016	2015	Change %
Revenue	86	63	36.5		248	178	39.3
Operating income before restructuring costs and amortization (1)	33	25	32.0		91	71	28.2

Operating margin (1)	38.4%	39.7%	(1.3	)pts	36.7%	39.9%	(3.2	)pts

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

Revenue of $86 million for the three-month period was up 36.5% over the comparable period primarily due to the added revenues from INetU acquired in the second quarter of 2016, customer growth, and favourable foreign exchange. For the nine-month period, revenue of $248 million increased 39.3% over the comparable period. Excluding the effect of foreign exchange, revenue for the U.S. based operations increased by 29.2% to US$66 million for the three-month period and by 23.8% to US$185 million for the nine-month period. Excluding the effect of INetU, revenue for the U.S. based operations increased by 12.1% to US$57 million for the three-month period and by 13.1% to US$169 million for the nine-month period.

Operating income before restructuring costs and amortization improved over the comparable period by 32.0% for the current quarter and by 28.2% for the nine-month period. Improvements were attributable to customer growth, the acquisition of INetU and favourable year-over-year foreign exchange. Partly offsetting the improvements were costs associated with the new data centre operations in Calgary, Alberta and Portland, Oregon and the re-measurements of share appreciation rights.

Compared to the second quarter of 2016, revenue decreased 3.4% primarily the result of fluctuation in foreign exchange in the period. Operating income before restructuring costs and amortization was consistent with the prior quarter. Excluding the impact of foreign exchange, revenue and operating income before restructuring costs and amortization for U.S. based operations increased 3.0% and 6.9% compared to the second quarter of 2016.

The Company’s newest data centre in Plano, Texas is currently under construction and on schedule to open in October 2016. In addition, the recently launched data centre in Calgary has established the Company as a Canadian leader in infrastructure services including private cloud, public cloud, colocation and related data centre services.

Wireless

(millions of Canadian dollars)	Three months ended May 31,
Revenue	132
Operating income before restructuring costs and amortization (1)	29

Operating margin (1)	22.0%

(1)	See definitions and discussion under “Non-IFRS and additional GAAP measures”.

On March 1, 2016, the Company successfully closed the acquisition of WIND to form its Wireless division. The division is comprised solely of WIND operations. Revenue and operating income before

Shaw Communications Inc.

amortization for the current quarter were $132 million and $29 million, respectively. For information purposes, revenue was up 24% relative to the prior year comparable period. The increase was driven primarily by a year-over-year 136,000 increase in subscribers.

As at May 31, 2016, WIND reached a milestone in acquiring its one-millionth combined postpaid and prepaid subscriber. The growth in subscribers has driven both higher handset sales volume and accompanying service revenues. Blended ARPU, inclusive of postpaid and prepaid subscribers, for the quarter ended May 31, 2016 was $36.30.

Capital expenditures and equipment costs

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Consumer and Business Network Services
New housing development	29	25	16.0	79	78	1.3
Success based	60	60	—	201	204	(1.5)
Upgrades and enhancements	80	77	3.9	277	218	27.1
Replacement	12	7	71.4	30	21	42.9
Building and other	19	31	(38.7)	62	133	(53.4)

Total as per Note 4 to the unaudited interim consolidated financial statements	200	200	—	649	654	(0.8)

Business Infrastructure Services
Total as per Note 4 to the unaudited interim consolidated financial statements	35	43	(18.6)	105	82	28.1

Wireless
Total as per Note 4 to the unaudited interim consolidated financial statements	51	—	n/a	51	—	n/a

Consolidated total as per Note 4 to the unaudited interim consolidated financial statements(1)	286	243	17.7	805	736	9.4

(1)	The three and nine months ended May 31, 2015 included $32 million and $91 million, respectively, related to certain capital investments that were funded from the accelerated capital fund as defined under “Non-IFRS and additional GAAP measures”.

Capital investment was $286 million and $805 million in the current three and nine month periods. Capital investment for the comparable periods was $243 million and $736 million and included $32 million and $91 million, respectively, of investment funded through the accelerated capital fund. The accelerated capital fund initiatives, which were completed in the fourth quarter of 2015, included investment on new internal and external Calgary data centres, increasing network capacity, next generation video delivery systems, back office infrastructure upgrades, and expediting the WiFi infrastructure build.

Consumer and Business Network Services

Success based capital for the three and nine month periods of $60 million and $201 million were in line with the comparable periods last year. The current quarter spend reflected installation activity, and equipment costs that were in line with the prior year quarter across all product lines. On a year-to-date basis lower phone activity along with decreased spend driven by the timing of delivery of advanced Internet WiFi modem purchases, was partially offset by higher Satellite success based spend as a result of improved customer activations and increased equipment discounts, together with lower rental returns, due mainly to the termination of the Satellite rental program. Cable video success base spend was

Shaw Communications Inc.

generally in line with last year reflecting higher activations of whole home installations offset by lower cost deployments resulting from the use of refurbished units.

For the three and nine month periods, investment in the combined upgrades and enhancement and replacement categories was $92 million and $307 million, an increase of $8 million and $68 million over the comparable periods. The year-to-date increase was primarily due to: i) investment in the core network including significant bandwidth and upgrade programs; ii) next generation video delivery platforms necessary to support the rollout of Comcast’s X1 and TVE experiences; iii) timing of bulk material and vehicle purchases: iv) investment in Business Network Services managed WiFi and SmartVoice products; and v) mainline Upgrade activities. Partly offset by lower spend on Shaw Go WiFi access points.

Investment in buildings and other of $19 million and $62 million for the three and nine month periods was down $12 million and $71 million, respectively, over the comparable periods. The decrease relates to lower spend on the internal data centre, Shaw Court refurbishment expenditures and lower capitalized interest.

New housing development capital investment for the three and nine month periods was $29 million and $79 million, respectively. The current quarter was up $4 million compared to the same period a year ago due to higher new customer drop activity in both the Consumer and Business Network Services divisions. The year-to-date results were comparable to the prior year period.

Business Infrastructure Services

Capital investment of $35 million and $105 million for the three and nine month periods, respectively, was primarily growth related capital investment in core infrastructure and equipment to expand existing facilities in Denver, Colorado and Portland, Oregon along with development of the newest data center in Plano, Texas. Also included in the nine month period is $9 million related to investment in the Calgary, Alberta facility.

Wireless

Capital investment for the quarter was $51 million reflecting the continued improvement of network infrastructure through capital projects including the continued upgrade of the western Canada network to the latest generation of LTE-ready High Speed Packet Access+ (HSPA+) equipment, a mobile telephony technology that allows for data transmission speeds up to 42 Mbps, and LTE core and radio network rollout readiness across the network.

Shaw Communications Inc.

Discontinued operations – Shaw Media

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Revenue	88	303	610	848
Eliminations(1)	(7)	(19)	(46)	(58)

	81	284	564	790

Operating, general and administrative expenses
Employee salaries and benefits	16	44	109	137
Purchases of goods and services(2)	32	143	272	418

	48	187	381	555
Eliminations(1)	(7)	(19)	(46)	(58)

	41	168	335	497
Restructuring costs	—	11	—	13
Amortization(2)	—	7	11	23
Accretion of long-term liabilities and provisions	—	1	2	3
Other losses	(1)	(1)	—	3

Income from discontinued operations before tax and gain on divestiture	41	98	216	251
Income taxes	10	25	57	66

Income from discontinued operations before gain on divestiture	31	73	159	185
Gain on divestiture	662	—	662	—
Income taxes on gain	47	—	47	—

Income (loss) from discontinued operations, net of tax	646	73	774	185

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and nine month periods amounted to $15 and $35 for program rights and $2 and $6 for property, plant and equipment, intangibles and other.

Revenue and income from discontinued operations net of tax for the quarter was $81 million and $646 million, respectively, compared to $284 million and $73 million in the prior year. The revenue decrease was the result of one month of current quarter results prior to the divestiture of Shaw Media which closed on April 1, 2016 as compared to three months of cumulative results in the prior period. The increase in income from discontinued operations, net of tax, was primarily due to the gain on the divesture of $662 million offset by: i) the impact of lower income from discontinued operations before gain on divestiture, the result of only one month of results in the quarter; and ii) income taxes on the gain.

For the nine month period, revenue of $564 million and income from discontinued operations net of tax of $774 million compared to $790 million and $185 million last year, respectively. The revenue decrease was the result of one month of current quarter results prior to the divestiture of Shaw Media which closed on April 1, 2016. The increase in income from discontinued operations, net of tax, was primarily due to the gain on the divesture of $662 million offset by: i) the impact of lower income from discontinued operations before gain on divestiture, the result of only one month of results in the quarter; and ii) income taxes on the gain.

Capital investment continued on various projects in the quarter and included upgrading production equipment and infrastructure. Capital investment for the quarter was $2 million.

Shaw Communications Inc.

Supplementary quarterly financial information

Quarter	Revenue	Operating income before restructuring costs and amortization (1)	Net income from continuing operations attributable to equity shareholders	Net income attributable to equity shareholders	Net income (2)	Basic and Diluted earnings per share from continuing operations	Basic and Diluted earnings per share
(millions of Canadian dollars except per share amounts)
2016
Third	1,283	555	58	700	704	0.11	1.44
Second	1,151	502	116	156	164	0.24	0.32
First	1,144	508	138	209	218	0.28	0.43
2015
Fourth	1,131	525	247	272	276	0.51	0.57
Third	1,135	527	136	202	209	0.28	0.42
Second	1,118	498	135	163	168	0.28	0.34
First	1,100	487	148	219	227	0.31	0.46
2014
Fourth	1,052	484	170	187	192	0.36	0.40

(1)	See definition and discussion under “Non-IFRS and additional GAAP measures”.
(2)	Net income attributable to both equity shareholders and non-controlling interests

Net income for the third quarter increased $540 million compared to the second quarter of fiscal 2016 mainly due to higher income from discontinued operations relating primarily to the gain on the divestiture of the discontinued operation, increased operating income before restructuring costs and amortization and lower income taxes. Partly offsetting the net income improvement in the quarter were: i) decreased net other costs and revenue; ii) increased restructuring charges; and iii) increased amortization. Net other costs and revenue decreased primarily due to $17 million impairment of goodwill relating to the Tracking business, a $51 million impairment of the Company’s shomi joint venture, a $20 million write-down of a private portfolio investment and a $10 loss from an equity accounted associate.

In the second quarter of 2016, net income decreased $54 million compared to the first quarter of fiscal 2016 mainly due to decreased income from discontinued operations of $32 million, primarily due to the seasonality of the Media business reflected in income from discontinued operations and net other costs and revenues of $13 million. Net other costs and revenues decreased primarily due to $8 million of costs recorded in the quarter related to the acquisition of WIND and INetU.

In the first quarter of 2016, net income decreased $58 million compared to the fourth quarter of 2015 mainly due to a change in net other costs and revenues of $140 million and decrease in operating income before restructuring costs and amortization of $17 million offset by an increase in income from discontinued operations, net of tax, of $51 million and a decrease in income taxes of $50 million. Net other costs and revenues decreased primarily due to a fourth quarter 2015 gain on the sale of wireless spectrum of $158 million less the impact of a $27 million write-down of a private portfolio investment in the same period offset by an increase in the equity loss of a joint venture of $5 million in the first quarter of 2016.

In the fourth quarter of 2015, net income increased $67 million primarily due to improved net other revenue items of $191 million partially offset by lower income from discontinued operations, net of tax, of $44 million and higher income tax expense of $70 million. The improvement in net other revenue items was due to the combined effects of the aforementioned sale of spectrum licenses and write-down of a private portfolio investment during the fourth quarter and the $59 million net charge arising in the third quarter related to an impairment of goodwill, write-down of IPTV assets and proceeds received on the Shaw Court insurance claim.

Shaw Communications Inc.

In the third quarter of 2015, net income increased $41 million due to higher operating income before restructuring costs and amortization of $29 million, an increase in income from discontinued operations, net of tax, of $40 million, lower restructuring costs of $35 million and $11 million of proceeds related to the Shaw Court insurance claim, partially offset by a charge for impairment of goodwill of $15 million and write-down of IPTV assets of $55 million as well as the distributions received from a venture capital fund in the second quarter. The impairment of goodwill was in respect of the Tracking operations in the Business Network Services division and was a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles in the third quarter. The write-down of IPTV assets was a result of the Company’s decision to work with Comcast to begin technical trials of their cloud-based X1 platform.

In the second quarter of 2015, net income decreased $59 million due to lower income from discontinued operations, net of tax, of $46 million and restructuring expenses of $36 million partially offset by higher operating income before restructuring costs and amortization of $10 million, net other revenue items of $24 million due to the aforementioned venture capital fund distributions.

In the first quarter of 2015, net income increased $35 million due to income from discontinued operations, net of tax, of $56 million and a decrease in income taxes of $26 million, partially offset by increases in amortization of $33 million and net other costs of $17 million. The increase in net other costs was primarily due to an equity loss of $13 million in respect of the Company’s 50% interest in shomi, a new subscription video-on-demand service launched in the first quarter.

Other income and expense items

Amortization	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Amortization revenue (expense)
Deferred equipment revenue	16	19	(15.8)	52	58	(10.3)
Deferred equipment costs	(37)	(41)	(9.8)	(116)	(123)	(5.7)
Property, plant and equipment, intangibles and other	(229)	(192)	19.3	(640)	(580)	10.3

Amortization of property, plant and equipment, intangibles and other increased over the comparable periods due to amortization related to the new Wireless division as well as the effect of higher foreign exchange rates on the translation of ViaWest and the amortization of new expenditures exceeding the amortization of assets that became fully amortized during the periods.

Amortization of financing costs and Interest expense

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Amortization of financing costs – long-term debt	1	1	—	4	2	100.0
Interest expense	79	71	11.3	229	211	8.5

Interest expense for the three and nine month periods ended May 31, 2016 increased over the comparable periods primarily due to increased debt related to the INetU and WIND acquisitions, foreign exchange on U.S. dollar denominated debt and a decrease in capitalized interest.

Shaw Communications Inc.

Business acquisition costs

During the current quarter and year to date, the Company incurred $12 million and $20 million, respectively, of acquisition related costs for professional fees paid to lawyers, consultants, advisors and other related costs in respect of the acquisition of WIND which closed on March 1, 2016. Also included in the previous quarter was $1 million related to the acquisition of INetU. During the first quarter of the prior year, $6 million of costs were incurred in respect of the acquisition of ViaWest.

Equity loss of an associate or joint venture

For the three and nine month periods ended May 31, 2016, the Company recorded equity losses of $15 million and $51 million, respectively, compared to $14 million and $43 million for in the comparable periods related to its interest in shomi, the subscription video-on-demand service launched in early November 2014. For the three and nine month periods ended May 31, 2016, the Company recorded equity losses of $10 million related to its investment in Corus.

Other losses

This category generally includes realized and unrealized foreign exchange gains and losses on U.S. dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year to date, the category also includes a write-down of $51 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $6. In the comparable year, the category included distributions of $27 from a venture capital fund investment, additional proceeds of $11 related to the fiscal 2012 Shaw Court insurance claim and asset write-downs of $55.

Income taxes

Income taxes are lower in the current year mainly due to a reduction in net income offset by an increase in the provincial tax rate and the impact of adjustments in the first quarter of fiscal 2015.

Financial position

Total assets were $15.1 billion at May 31, 2016 compared to $14.6 billion at August 31, 2015. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2015.

Current assets decreased $210 million due to decreases in cash of $74 million and accounts receivable of $209 million, partially offset by increases in other current assets of $59 million and inventories of $19 million. Cash decreased as the cash outlay for investing and financing activities exceeded the funds provided by operations. Accounts receivable decreased primarily due to the sale of Shaw Media, partly offset by accounts receivable of WIND acquired during the quarter. Inventories and other current assets increased with the acquisition of WIND.

Investments and other assets increased $763 million primarily due to the Corus Class B shares received as proceeds on the sale of Shaw Media, partially offset by equity losses of associates and joint ventures and write-downs of an investment in shomi and an investment in a privately held entity.

Property, plant and equipment increased $266 million due to the WIND and INetU business acquisitions and capital investment in excess of amortization, partly offset by property, plant and equipment of Shaw

Shaw Communications Inc.

Media, which was sold during the quarter. Other long-term assets increased $14 million mainly due to the acquisition of WIND. Intangibles and goodwill decreased $318 million due to goodwill and intangibles related to Shaw Media which was disposed of during the quarter, partly offset by $1.6 billion of intangibles and $254 million goodwill recorded on the acquisitions of INetU and WIND, net software intangible additions and the ongoing effect of foreign exchange arising on translation of ViaWest.

Current liabilities decreased $281 million during the quarter due to decreases in the current portion of long-term debt of $201 million, accounts payable and accruals of $60 million and income taxes payable of $35 million, partially offset by a $16 million increase in unearned revenue. The decrease in current portion of long term debt is due to the repayment of the $300 million variable senior rate notes on February 1, 2016 and the $300 million 6.15% senior notes on May 9, 2016, partly offset by inclusion of the $400 million 5.70% senior notes due March 2, 2017. Income taxes payable decreased as a result of installments made in the period partially offset by the current period provision. Accounts payable and accruals decreased due accounts payable related to Shaw Media which was sold during the quarter and the timing of payment and fluctuations in various payables including capital expenditures and interest, partly offset by accounts payable related to the WIND acquisition.

Long-term debt increased $132 million due to the issuance of $300 million in fixed rate senior notes at a rate of 3.15% due February 19, 2021, the debt incurred related to the acquisition of INetU under ViaWest’s and the Company’s credit facility totaling US $170 million and the effect of foreign exchanges rates on ViaWest’s debt and the Company’s US dollar borrowings under its credit facility, partially offset by the reclassification of the 6.75% senior notes to current liabilities.

Other long-term liabilities decreased $53 million mainly due to amounts related to Shaw Media which was sold and contributions to employee benefit plans partially offset by actuarial losses recorded on those plans in the current quarter. Provisions increased due to the addition of WIND asset retirement obligations.

Deferred credits decreased $19 million due to a decline in deferred equipment revenue.

Deferred income tax liabilities increased $85 million primarily due to the amounts recorded on the acquisition of WIND and INetU, partly offset by amounts related to Shaw Media which was sold during the quarter and current year income tax recovery.

Shareholders’ equity increased $605 million primarily due to increases in share capital of $233 million and retained earnings of $624 million and a decrease in accumulated other comprehensive loss of $14 million and equity attributable to non-controlling interests of $236 million. Share capital increased due to the issuance of 6,789,953 Class B non-voting participating shares (“Class B Non-Voting Shares”) under the Company’s option plan and Dividend Reinvestment Plan (“DRIP”) and the issuance of 2,866,384 Class B Non-Voting Shares in connection with the acquisition of WIND. As at June 15, 2016, share capital is as reported at May 31, 2016 with the exception of the issuance of a total of 332,675 Class B Non-Voting Shares upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $1,066 million, partially offset by dividends of $438 million while equity attributable to non-controlling interests decreased due to their share of current year earnings and derecognition in connection to the sale of Shaw Media. Accumulated other comprehensive loss decreased due to the net effect of exchange differences arising on the translation of ViaWest and U.S. dollar denominated debt designated as a hedge of the Company’s net investment in those foreign operations as well as re-measurements recorded on employee benefit plans.

Shaw Communications Inc.

Liquidity and capital resources

In the current year, the Company generated $473 million of free cash flow, including $132 million of free cash flow from discontinued operations. Shaw used its free cash flow along with cash of $74 million, $1.8 billion net proceeds on the sale of Shaw Media, $300 million proceeds from a 3.15% senior note issuance, borrowings of $1.4 billion under its credit facilities, borrowings of $178 million under ViaWest’s credit facility and proceeds on issuance of Class B Non-Voting Shares of $22 million to repay at maturity $300 million of variable rate senior notes, repay at maturity $300 million 6.75% senior notes, finance the $223 million acquisition of INetU, finance the $1.6 billion acquisition of WIND, pay common share dividends of $286 million, fund the net working capital change of $41 million, make $69 million in financial investments, repay $1.4 billion borrowings under its credit facilities, invest an additional net $74 million in program rights, pay $27 million in restructuring costs and pay $20 million in other net items.

The Company issues Class B Non-Voting Shares from treasury under its DRIP which resulted in cash savings and incremental Class B Non-Voting Shares of $139 million during the nine months ending May 31, 2016.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU for approximately US$162 million which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities and an incremental term loan proceeds under ViaWest’s credit facility. In addition, ViaWest’s revolving credit facility was increased from US$85 million to US$120 million.

On February 11, 2016 the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1.0 billion to $1.5 billion under the bank credit facility.

The Company entered into an agreement with a syndicate of lenders to provide a $1.0 billion non-revolving term loan facility to partially fund the acquisition of WIND. The Company used the proceeds of the term loan along with cash on hand, $300 million borrowings under its existing bank credit facility and proceeds from the issuance of 2,866,384 Class B Non-Voting Shares to finance the acquisition of WIND on March 1, 2016. The $1.0 billion non-revolving term loan facility and $300 million borrowings under the Company’s bank credit facility were repaid on April 1, 2016 with the proceeds from the sale of Shaw Media to Corus.

Shaw’s and ViaWest’s credit facilities are subject to customary covenants which include maintaining minimum or maximum financial ratios. At May 31, 2016 Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings.

Shaw Communications Inc.

Covenant Limit
Shaw Credit Facilities
Total Debt to Operating Cash Flow(1) Ratio	< 5.00:1
Operating Cash Flow(1) to Fixed Charges(2) Ratio	> 2.00:1

ViaWest Credit Facilities
Total Net Leverage Ratio(3)	≤ 6.50:1

(1)	Operating Cash Flow, for the purposes of the covenants, is calculated as net earnings before interest expense, depreciation, amortization and current and deferred income taxes, excluding profit or loss from investments accounted for on an equity basis, for the most recently completed fiscal quarter multiplied by four, plus cash dividends and other cash distributions received in the most recently completed four fiscal quarters from investments accounted for on an equity basis.
(2)	Fixed Charges are defined as the aggregate of interest expense for the most recently completed fiscal quarter multiplied by four and dividends paid or accrued on shares (other than participating shares) during the most recently completed four fiscal quarters.
(3)	Total Net Leverage Ratio is calculated as the ratio of consolidated total debt under the facility as of the last day of the most recent completed four fiscal quarters to Consolidated Adjusted EBITDA of ViaWest for the same period. Consolidated Adjusted EBITDA, for the purposes of the covenants, is calculated similar to Operating income before restructuring and amortization with adjustments for certain items such as one-time expenses and extraordinary items.

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.539% for the period from and including June 30, 2016 to but excluding September 30, 2016. The floating quarterly dividend rate will be reset quarterly.

Based on the aforementioned financing activities, available credit facilities and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations, including maturing debt, during the upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Cash Flow from Operations

Operating Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Change %	2016	2015	Change %
Funds flow from operations	403	416	(3.1)	1,113	1,072	3.8
Net change in non-cash balances related to operations	22	(16)	237.5	(27)	(114)	76.3
Operating activities of discontinued operations	2	40	(95.0)	108	141	(23.4)

	427	440	(2.95)	1,194	1,099	8.6

For the three month period ended May 31, 2016, funds flow from operations decreased over the comparable period primarily due to higher restructuring costs, business acquisition costs and interest expense, partially offset by higher operating income before restructuring costs and amortization and lower income tax expense. On a year to date basis, funds flow from operations increased over the comparable period primarily due to higher operating income before restructuring costs and amortization restructuring costs, lower restructuring costs and lower income tax expense, partially offset by higher business acquisition costs and interest expense. The net change in non-cash working capital balances related to operations fluctuated over the comparative periods due to fluctuations in accounts receivable and the timing of payment of current income taxes payable and accounts payable and accrued liabilities.

Shaw Communications Inc.

Investing Activities

	Three months ended May 31,			Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	Decrease	2016	2015	Decrease
Cash flow used in investing activities	(65)	(263)	198	(910)	(1,679)	769

The cash used in investing activities decreased over the comparable quarter due primarily to the proceeds on sale of Shaw Media exceeding the acquisition of WIND in the current quarter and reduced additions to investments and other assets, partly offset by higher cash outlay for capital expenditures in the current quarter. For the nine month period ended May 31, 2016, cash used in investing activities decreased over the comparable period primarily due to proceeds on sale of Shaw Media and lower additions to investments in the current year, partially offset by higher acquisitions and higher cash outlays for capital expenditures and inventory in the current year.

Financing Activities

The changes in financing activities during the comparative periods were as follows:

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Bank loans – net borrowings	(25)	—	69	361
ViaWest’s credit facility and finance lease obligations	(3)	56	172	54
Repay Cdn variable rate senior notes	—	—	(300)	—
Issuance of 3.15% senior unsecured notes	—	—	300	—
Senior notes issuance cost	—	—	(2)	—
Repay 6.15% senior unsecured notes	(300)	—	(300)	—
Bank facility arrangement costs	(5)	(12)	(11)	(14)
Dividends	(100)	(98)	(296)	(282)
Issuance of Class B Non-Voting Shares	10	29	22	124
Financing activities of discontinued operations	(12)	(5)	(12)	(18)

	(435)	(30)	(358)	225

Accounting standards

The MD&A included in the Company’s August 31, 2015 Annual Report outlined critical accounting policies, including key estimates and assumptions that management has made under these policies, and how they affect the amounts reported in the Consolidated Financial Statements. The MD&A also describes significant accounting policies where alternatives exist. The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as described below.

Accounting policies for WIND Mobile Corp. (“WIND”)

The Company has adopted the following accounting policies in respect of WIND.

Revenue

WIND earns its revenue from providing access to, and usage of, its wireless telecommunications infrastructure. The Company’s principal sources of revenue and the methods of recognition of this revenue are as follows:

•	Monthly subscription fees for wireless voice, text and data services are recorded as revenue in the period the service is provided. Payments related to unearned prepaid services are recorded as deferred revenue at the reporting date.

Shaw Communications Inc.

•	Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

•	Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

The Company offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenue earned in connection with the services is applied against the up-front discount provided on the handset. WIND also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Inventories

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Recent accounting pronouncements

During the quarter, the Company adopted amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures outlined in Sale or Contribution of Assets between and Investor and its Associates or Joint Venture as issued by the IASB in September 2014. These amendments were to be applied prospectively to transactions occurring for annual periods commencing after a date to be determined by the IASB, however earlier application is permitted.

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 16, Leases, requires entities to recognize lease assets and lease obligations on the balance sheet. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted.

•	IAS 12, Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7, Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

Shaw Communications Inc.

Risks and uncertainties

The significant risks and uncertainties affecting the Company and its business are discussed in the Company’s August 31, 2015 Annual Report under “Known events, trends, risks and uncertainties” in Management’s Discussion and Analysis.

The sale of Shaw Media and retention of a smaller equity interest in Corus has reduced the Company’s exposure to risks relating to Media as described in the August 31, 2015 Annual Report.

The acquisition of WIND exposes Shaw to new risks relating to wireless operations. The descriptions of many of the risks discussed in the Company’s August 31, 2015 Annual Report are relevant to the Company’s expansion into the wireless communications business, including, risks described under “Competition and technological change”, “Impact of regulation”, “Economic conditions”, “Interest rates, foreign exchange rates, and capital markets”, “Litigation”, “Network failure”, “Information systems and internal business processes” and “Reliance on suppliers”. The following is an overview of the regulatory environment relating to wireless operations and certain risks that are particular to WIND.

Overview of Regulatory Environment for Wireless Operations

WIND currently owns and operates a 3G mobile wireless network in Ontario, Alberta and British Columbia, and offers services to customers over this network as a Wireless Service Provider (“WSP”) and a Wireless CLEC.

The issuance of licenses for the use of radiofrequency spectrum in Canada is administered by Innovation, Science and Economic Development Canada (formerly, Industry Canada, and referred to as the “Department”) under the Radiocommunication Act. The use of spectrum is governed by conditions of license, including license term, transferability/divisibility, technical compliance requirements, lawful interception, research and development, and mandated antenna site sharing and domestic roaming services.

WIND’s AWS-1 licenses were issued in March 2008 for a term of ten years. Prior to expiration, WIND may apply for license renewal for an additional license term of up to ten years. WIND’s AWS-3 licenses were issued in April 2015 and have a term of 20 years. WIND has a high expectation that new licenses will be issued for a subsequent term through a renewal process unless a breach of license condition has occurred or some unforeseen issue occurs. The process for issuing licenses after the initial term, and applicable terms and conditions of such renewals, will be determined by the Department.

In June 2013, the Department set out a framework governing transfers, divisions and subordination of spectrum licenses for commercial mobile spectrum. The framework sets out considerations and criteria for reviewing and approving license transfers, prospective transfers, and deemed license transfers, which include the consideration of the quantum and concentration of license holdings of the applicants in the licensed area, availability of alternative spectrum, and the degree of deployment of spectrum by the applicants. The framework articulates review procedures and timelines.

The CRTC regulates mobile wireless services under the Telecommunications Act. In August 1994, the CRTC decided to forbear from regulating most areas pertaining to mobile wireless service (while deciding to maintain active oversight of customer confidential information and other general conditions for mobile wireless service, including mandating wireless number portability and issues pertaining mobile 911). Further, the CRTC published the current Wireless Code in June 2013 (which came into effect in December 2013), which imposes inter alia limitations on early cancellation fees to ensure

Shaw Communications Inc.

customers are not liable to contract terms longer than two years, the unlocking of wireless devices, mandating trial periods for wireless contracts and setting default caps on overage roaming charges. In May 2015, the CRTC issued a comprehensive policy framework for wholesale wireless services, including roaming, tower sharing and mobile virtual network operators (“MVNOs”). The CRTC required the three national wireless incumbent carriers to provide wholesale roaming services to other wireless carriers, including WIND, at cost-based rates. A proceeding is underway to set these cost-based rates, which should be completed by late 2016 or early 2017. The CRTC did not mandate MVNO access services. The cost-based wholesale roaming tariff proceeding may have an impact on WIND’s roaming costs, and on the rates and services that WIND can offer customers.

In December 2014, the Government of Canada’s Bill C-43 received Royal Assent, providing that under the Telecommunications Act and the Radiocommunication Act, the CRTC and the Department can impose monetary penalties on companies that contravene associated laws, regulations and rules.

WIND’s wireless operations are dependent on being able to locate and construct wireless antenna sites, which in some cases require certain authorizations or approvals from municipalities. In February 2013, a protocol related to the siting of wireless antenna systems was established to provide for a more comprehensive consultation process related to local land use priorities and new antenna site design parameters. The protocol contemplates notification of municipalities and the undertaking of public consultations in certain circumstances.

Risks for Wireless Operations

Changes to, or the introduction of new, laws, regulations, policies and conditions of license related to WIND’s wireless operations, as well as the failure to issue new spectrum licenses, the failure to renew existing licenses, the failure to approve the transfer of licenses (if such were to be requested), and the issuance of additional spectrum licenses to WIND’s competitors, could have a material adverse effect on WIND’s business, including how WIND provides products and services, and WIND’s financial condition, prospects and the results of operations. In addition, WIND could experience higher costs due to amended or newly-adopted laws and regulations, or decisions of the Department or the CRTC.

The Department may not renew WIND’s mobile spectrum licenses on acceptable terms, or at all. The process for issuing or renewing licenses, including the terms and conditions of any renewed or new licenses, and whether license fees should apply for future license terms, is expected to be determined by the Department.

Competition for Wireless Operations

WIND operates in the highly competitive Canadian wireless market which is characterized by several large and established national and regional participants in Canada, and may face increased competition in the future from existing or new entrants or from alternate technologies, such as the use of Wi-Fi networks to deliver data services to customers beyond their home. Competition for new subscribers and retention of existing subscribers may require substantial promotional activity and increase our cost of customer acquisition, decrease our average revenue per user for wireless subscribers, or both, and may have other adverse effects on Shaw’s operations and/or its financial results. Significant capital investments will be required to upgrade and maintain the WIND wireless network, and these investments may be need to be made before related revenues, if any, are realized.

Other Potential Risks for Wireless Operations

Concerns about alleged health risks relating to radiofrequency emissions may adversely affect WIND’s business. Some studies have alleged links between radiofrequency emissions from certain wireless

Shaw Communications Inc.

devices and cell sites and various health problems or possible interference with electronic medical devices, including hearing aids and pacemakers. All of WIND’s cell sites comply with all applicable laws and regulations. Further, WIND relies on suppliers of network equipment and customer equipment to meet or exceed all applicable regulatory and safety requirements. No definitive evidence exists of harmful effects from exposure to radiofrequency emissions when legal limits are complied with. Additional studies of radiofrequency emissions are ongoing and WIND cannot be certain of results, which could result in additional or more restrictive regulation or exposure to potential litigation.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited)

[millions of Canadian dollars]	May 31, 2016	August 31, 2015

ASSETS
Current
Cash	324	398
Accounts receivable	259	468
Inventories	79	60
Other current assets	137	78
Assets held for sale [note 12]	—	5

	799	1,009
Investments and other assets [notes 12 and 13]	860	97
Property, plant and equipment	4,486	4,220
Other long-term assets	274	259
Deferred income tax assets	8	14
Intangibles	7,452	7,459
Goodwill	1,195	1,506

	15,074	14,564

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	827	887
Provisions	51	52
Income taxes payable	160	195
Unearned revenue	212	196
Current portion of long-term debt [notes 7 and 12]	407	608

	1,657	1,938
Long-term debt [notes 7 and 12]	5,193	5,061
Other long-term liabilities	133	186
Provisions	51	10
Deferred credits	569	588
Deferred income tax liabilities	1,220	1,135

	8,823	8,918
Shareholders’ equity [notes 8 and 10]
Common and preferred shareholders	6,250	5,409
Non-controlling interests in subsidiaries	1	237

	6,251	5,646

	15,074	14,564

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Revenue [note 4]	1,283	1,135	3,578	3,354
Operating, general and administrative expenses [note 6]	(728)	(608)	(2,013)	(1,842)
Restructuring costs [notes 6 and 14]	(22)	(1)	(22)	(37)
Amortization:
Deferred equipment revenue	16	19	52	58
Deferred equipment costs	(37)	(41)	(116)	(123)
Property, plant and equipment, intangibles and other	(229)	(192)	(640)	(580)

Operating income from continuing operations	283	312	839	830
Amortization of financing costs – long-term debt	(1)	(1)	(4)	(2)
Interest expense	(79)	(71)	(229)	(211)
Business acquisition costs	(12)	—	(21)	(6)
Equity income (loss) of an associate or joint venture	(25)	(14)	(61)	(43)
Impairment of goodwill [note 15]	(17)	(15)	(17)	(15)
Other losses [note 16]	(74)	(43)	(82)	(19)

Income from continuing operations before income taxes	75	168	425	534
Current income tax expense [note 4]	44	50	165	185
Deferred income tax recovery	(27)	(18)	(52)	(70)

Net income from continuing operations	58	136	312	419
Income from discontinued operations, net of tax [note 3]	646	73	774	185

Net income	704	209	1,086	604

Net income from continuing operations attributable to:
Equity shareholders	58	136	312	419

Income (loss) from discontinued operations attributable to:
Equity shareholders	642	65	754	165
Non-controlling interests in subsidiaries held for sale	4	8	20	20

	646	73	774	185

Basic earnings per share [note 9]
Continuing operations	0.11	0.28	0.63	0.88
Discontinued operations	1.33	0.14	1.58	0.35

	1.44	0.42	2.21	1.23

Diluted earnings per share [note 9]
Continuing operations	0.11	0.28	0.63	0.87
Discontinued operations	1.33	0.14	1.57	0.35

	1.44	0.42	2.20	1.22

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
Net income	704	209	1,086	604

Other comprehensive income (loss) [note 10]
Items that may subsequently be reclassified to income:
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1	6
Adjustment for hedged items recognized in the period	—	(2)	—	(4)
Unrealized loss on available-for-sale investment	—	—	—	(2)
Share of other comprehensive income of associates	(1)	—	(1)	—
Exchange differences on translation of a foreign operation	(36)	(6)	(8)	125
Exchange differences on US denominated debt hedging a foreign operation	16	2	5	(50)

	(20)	(6)	(3)	75
Items that will not subsequently be reclassified to income:
Remeasurements on employee benefit plans:
Continuing operations	(11)	18	(17)	(6)
Discontinued operations	3	7	2	(4)

	(28)	19	(18)	65

Comprehensive income	676	228	1,068	669

Comprehensive income attributable to:
Equity shareholders	672	220	1,048	649
Non-controlling interests in subsidiaries	4	8	20	20

	676	228	1,068	669

See accompanying notes.

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(unaudited)

Nine months ended May 31, 2016
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2015	3,500	45	1,883	(19)	5,409	237	5,646
Net income	—	—	1,066	—	1,066	20	1,086
Other comprehensive income	—	—	—	(18)	(18)	—	(18)

Comprehensive income	—	—	1,066	(18)	1,048	20	1,068
Dividends	—	—	(299)	—	(299)	—	(299)
Dividend reinvestment plan	139	—	(139)	—	—	—	—
Shares issued under stock option plan	26	(4)	—	—	22	—	22
Share-based compensation	—	2	—	—	2	—	2
Business acquisition	68	—	—	—	68	—	68
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(12)	(12)
Derecognition/transfer on sale of discontinued operation [note 3]	—	—	(4)	4	—	(244)	(244)

Balance as at May 31, 2016	3,733	43	2,507	(33)	6,250	1	6,251

Nine months ended May 31, 2015
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non-controlling interests	Total equity
Balance as at September 1, 2014	3,182	64	1,589	(133)	4,702	235	4,937
Net income	—	—	584	—	584	20	604
Other comprehensive income	—	—	—	65	65	—	65

Comprehensive income	—	—	584	65	649	20	669
Dividends	—	—	(296)	—	(296)	—	(296)
Dividend reinvestment plan	123	—	(123)	—	—	—	—
Shares issued under stock option plan	147	(22)	—	—	125	—	125
Share-based compensation	—	3	—	—	3	—	3
Distributions declared by subsidiaries to non-controlling interests	—	—	—	—	—	(18)	(18)

Balance as at May 31, 2015	3,452	45	1,754	(68)	5,183	237	5,420

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended May 31,		Nine months ended May 31,
(millions of Canadian dollars)	2016	2015	2016	2015
OPERATING ACTIVITIES
Funds flow from continuing operations [note 11]	403	416	1,113	1,072
Net change in non-cash balances related to continuing operations	22	(16)	(27)	(114)
Operating activities of discontinued operations	2	40	108	141

	427	440	1,194	1,099

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 4]	(257)	(203)	(740)	(634)
Additions to equipment costs (net) [note 4]	(20)	(17)	(62)	(53)
Additions to other intangibles [note 4]	(24)	(20)	(77)	(54)
Net reduction to inventories	4	4	5	43
Business acquisitions, net of cash acquired [note 5]	(1,552)	—	(1,778)	(893)
Proceeds on sale of discontinued operations, net of costs and cash sold	1,798	—	1,798	—
Additions to investments and other assets	(12)	(29)	(55)	(110)
Distributions received and proceeds from sale of investments	—	—	2	29
Proceeds on disposal of property, plant and equipment	—	5	6	5
Investing activities of discontinued operations	(2)	(3)	(9)	(12)

	(65)	(263)	(910)	(1,679)

FINANCING ACTIVITIES
Increase in long-term debt	1,300	510	1,897	921
Debt repayments	(1,628)	(452)	(1,958)	(506)
Bank facility arrangement costs	(5)	(12)	(11)	(14)
Issue of Class B Non-Voting Shares [note 8]	10	29	22	124
Dividends paid on Class A Shares and Class B Non-Voting Shares	(96)	(96)	(286)	(272)
Dividends paid on Preferred Shares	(4)	(4)	(10)	(10)
Financing activities of discontinued operations	(12)	(5)	(12)	(18)

	(435)	(30)	(358)	225

Effect of currency translation on cash balances	(1)	(1)	—	—

Increase (Decrease) in cash	(74)	146	(74)	(355)
Cash, beginning of the period	357	136	398	637
Cash, classified as held for sale at beginning of period	41	—	—	—

Cash of continuing operations, end of the period	324	282	324	282

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing: Cable telecommunications and Satellite video services to residential customers (“Consumer”); data networking, Cable telecommunications, Satellite video and fleet tracking services to businesses and public sector entities (“Business Network Services”); data centre colocation, cloud technology and managed IT solutions to businesses (“Business Infrastructure Services”); and wireless services for voice and data communications (“Wireless”). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”), TSX Venture Exchange and New York Stock Exchange.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in compliance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

The condensed interim consolidated financial statements of the Company for the three and nine months ended May 31, 2016 were authorized for issue by the Audit Committee on July 14, 2016.

Basis of presentation

These condensed interim consolidated financial statements have been prepared primarily under the historical cost convention except as detailed in the significant accounting policies disclosed in the Company’s consolidated financial statements for the year ended August 31, 2015 and are expressed in millions of Canadian dollars unless otherwise indicated. The condensed interim consolidated statements of income are presented using the nature classification for expenses.

The notes presented in these condensed interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year end and are not fully inclusive of all matters required to be disclosed by IFRS in the Company’s annual consolidated financial statements. As a result, these condensed interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2015.

The condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted below.

Adoption of accounting policies for WIND Mobile Corp. (“WIND”)

The Company has adopted the following accounting policies in respect of WIND.

Revenue

WIND earns its revenue from providing access to, and usage of, its wireless telecommunications infrastructure. The Company’s principal sources of revenue and the methods of recognition of this revenue are as follows:

•	Monthly subscription fees for wireless voice, text and data services are recorded as revenue in the period the service is provided. Payments related to unearned prepaid services are recorded as deferred revenue at the reporting date.

•	Fees for wireless voice, text and data services on a pay-per-use basis are recognized in the period that the service is provided.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

•	Revenue from the direct sale of equipment to subscribers or dealers is recognized when the equipment is delivered and accepted by the subscribers or dealers.

The Company offers a discretionary handset discount program, whereby the subscriber earns the applicable discount by maintaining services with the Company, such that the receivable relating to the discount at inception of the transaction is reduced over a period of time. A portion of future revenues earned in connection with the services is applied against the up-front discount provided on the handset. WIND also offers a plan allowing customers to receive larger up-front handset discounts than they would otherwise qualify for, if they pay a predetermined incremental charge to their existing service plan on a monthly basis. The charge is billed on a monthly basis and is recognized as revenue at that time.

The Company recognizes the handset discount as a receivable and revenue upon the sale of the equipment on the basis that the receivable is recoverable. The receivable is realized on a straight-line basis over the period which the discount is forgiven to a maximum of two years with an offsetting reduction to revenue. The amount receivable is classified as part of other current or non-current receivables, as applicable, in the consolidated statement of financial position.

Inventories

Inventories of wireless handsets, accessories and SIM cards are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes expenditures incurred in acquiring the inventories and bringing them to their existing condition and location. Net realizable value is the estimated selling price in the ordinary course of business, less selling expenses.

Standards and amendments to standards issued but not yet effective

During the quarter, the Company adopted amendments to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures outlined in Sale or Contribution of Assets between and Investor and its Associates or Joint Venture as issued by the IASB in September 2014. These amendments were to be applied prospectively to transactions occurring for annual periods commencing after a date to be determined by the IASB, however earlier application is permitted.

The Company has not yet adopted certain standards and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•	IFRS 16, Leases, requires entities to recognize lease assets and lease obligations on the balance sheet. For lessees, IFRS 16 removes the classification of leases as either operating leases or finance leases, effectively treating all leases as finance leases. Certain short-term leases (less than 12 months) and leases of low-value are exempt from the requirements and may continue to be treated as operating leases. Lessors will continue with a dual lease classification model. Classification will determine how and when a lessor will recognize lease revenue, and what assets would be recorded. It may be applied retroactively or using a modified retrospective approach for annual periods commencing January 1, 2019, with early adoption permitted if IFRS 15, Revenue from Contracts with Customers has been adopted.

•	IAS 12, Income Taxes was amended in 2016 to clarify how to account for deferred tax assets related to debt instruments measured at fair value. It is required to be applied for annual periods commencing January 1, 2017.

•	IAS 7, Statement of Cash Flows was amended in 2016 to improve disclosures regarding changes in financing liabilities. It is required to be applied for annual period beginning on or after January 1, 2017.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Discontinued operations

The Company reports financial results for discontinued operations separately from continuing operations to distinguish the financial impact of disposal transactions from ongoing operations. Discontinued operations reporting occurs when the disposal of a component or a group of components of the Company represents a strategic shift that will have a major impact on the Company’s operations and financial results, and where the operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The results of discontinued operations are excluded from both continuing operations and business segment information in the interim consolidated financial statements and the notes to the interim consolidated financial statements, unless otherwise noted, and are presented net of tax in the statement of income for the current and comparative periods. Refer to Note 3 Discontinued Operations for further information regarding the Company’s discontinued operations.

3.	DISCONTINUED OPERATIONS

In the second quarter of fiscal 2016, the Company announced it entered into an agreement with Corus Entertainment Inc. (“Corus”), a related party subject to common voting control, to sell 100% of its wholly owned subsidiary Shaw Media Inc. (“Shaw Media”) for a purchase price of approximately $2.65 billion comprised of $1.85 billion of cash and 71,364,853 Corus Class B non-voting participating shares.

Although, through holding of the shares in Corus, the Company will effectively retain an indirect, non-controlling interest in the Media division subsequent to the sale, the Company will no longer have control over the division. Accordingly, the assets and liabilities, operating results and operating cash flows for the previously reported Media segment are presented as discontinued operations separate from the Company’s continuing operations. Prior period financial information has been reclassified to present the Media division as a discontinued operation.

The transaction closed on April 1, 2016, but remains subject to customary closing adjustments. The Company recognized a gain on the divestiture within income from discontinued operations as follows:

May 31, 2016
Proceeds on disposal, net of transaction costs of $22	2,645
Non-controlling interest in disposed net assets	244
Net assets disposed	(2,227)

662
Income taxes	47

Gain on divestiture, net of tax	615

In connection with the disposal, remeasurements of employee benefit plans related to discontinued operations of $4 were transferred within equity from accumulated other comprehensive income to retained earnings.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

A reconciliation of the major classes of line items constituting income from discontinued operations, net of tax, as presented in the consolidated statements of income is as follows:

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Revenue	88	303	610	848
Eliminations(1)	(7)	(19)	(46)	(58)

	81	284	564	790

Operating, general and administrative expenses
Employee salaries and benefits	16	44	109	137
Purchases of goods and services(2)	32	143	272	418

	48	187	381	555
Eliminations(1)	(7)	(19)	(46)	(58)

	41	168	335	497
Restructuring costs	—	11	—	13
Amortization(2)	—	7	11	23
Accretion of long-term liabilities and provisions	—	1	2	3
Other losses (gains)	(1)	(1)	—	3

Income from discontinued operations before tax and gain on divestiture	41	98	216	251
Income taxes	10	25	57	66

Income from discontinued operations before gain on divestiture	31	73	159	185
Gain on divestiture, net of tax	615	—	615	—

Income from discontinued operations, net of tax	646	73	774	185

(1)	Eliminations relate to intercompany transactions between continuing and discontinued operations. The costs are included in continuing operations as they are expected to continue to be incurred subsequent to the disposition.
(2)	As of the date the Media division met the criteria to be classified as held for sale, the Company ceased amortization of non-current assets of the division, including program rights, property, plant and equipment, intangibles and other. Amortization that would otherwise have been taken in the three and nine month periods amounted to $15 and $35 for program rights and $2 and $6 for property, plant and equipment, intangibles and other.

4.	BUSINESS SEGMENT INFORMATION

The Company’s chief operating decision makers are the CEO, President and CFO and they review the operating performance of the Company by segments which comprise Consumer, Business Network Services, Business Infrastructure Services and Wireless. The chief operating decision makers utilize operating income before restructuring costs and amortization for each segment as a key measure in making operating decisions and assessing performance. The Consumer segment provides Cable telecommunications services including Video, Internet, WiFi and Phone, and Satellite Video, to Canadian consumers. The Business Network Services segment provides data networking, video, voice and Internet services through a national fibre-optic backbone network and also provides satellite Video services, and fleet tracking services to North American businesses and public sector entities. The Business Infrastructure Services segment provides data centre colocation, cloud and managed services to North American and European businesses. The Wireless segment, formed by the acquisition of WIND on March 1, 2016, provides wireless services for voice and data communications serving customers in Ontario, British Columbia and Alberta with 50MHz of spectrum covering these regions. All of the Company’s reportable segments are substantially located in Canada with the exception of Business Infrastructure Services, consisting primarily of ViaWest which has operations located in the United States and Europe. Information on operations by segment is as follows:

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Operating information

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Revenue
Consumer	935	949	2,813	2,813
Business Network Services	136	131	409	387
Business Infrastructure Services	86	63	248	178
Wireless	132	—	132	—

	1,289	1,143	3,602	3,378
Intersegment eliminations	(6)	(8)	(24)	(24)

	1,283	1,135	3,578	3,354

Operating income before restructuring costs and amortization
Consumer	427	439	1,249	1,252
Business Network Services	66	63	196	189
Business Infrastructure Services	33	25	91	71
Wireless	29	—	29	—

	555	527	1,565	1,512
Restructuring costs	(22)	(1)	(22)	(37)
Amortization	(250)	(214)	(704)	(645)

Operating income	283	312	839	830

Current taxes
Operating	56	62	188	207
Other/non-operating	(12)	(12)	(23)	(22)

	44	50	165	185

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Capital expenditures

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Capital expenditures accrual basis (1)
Consumer and Business Network Services (2)	179	180	581	592
Business Infrastructure Services	35	43	105	82
Wireless	51	—	51	—

	265	223	737	674

Equipment costs (net of revenue)
Consumer and Business Network Services	21	20	68	62

Capital expenditures and equipment costs (net)
Consumer and Business Network Services	200	200	649	654
Business Infrastructure Services	35	43	105	82
Wireless	51	—	51	—

	286	243	805	736

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment	257	203	740	634
Additions to equipment costs (net)	20	17	62	53
Additions to other intangibles	24	20	77	54

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows	301	240	879	741
Increase/decrease in working capital and other liabilities related to capital expenditures	(15)	7	(71)	(7)
Decrease in customer equipment financing receivables	1	2	5	9
Less: Proceeds on disposal of property, plant and equipment	—	(5)	(6)	(5)
Less: Satellite equipment profit (2)	(1)	(1)	(2)	(2)

Total capital expenditures and equipment costs (net) reported by segments	286	243	805	736

(1)	The three and nine months ended May 31, 2015 include $32 and $91, respectively, related to certain capital investments that were funded from the accelerated capital fund.
(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

5.	BUSINESS ACQUISITIONS

Mid-Bowline Group Corp. (and its wholly owned subsidiary, WIND Mobile Corp.)

On March 1, 2016, the Company completed the acquisition of 100% of the shares of Mid-Bowline Group Corp. and its wholly owned subsidiary WIND Mobile Corp. (collectively, “WIND”) for enterprise value of $1.6 billion which was funded through a combination of cash on hand, a drawdown of $1.3 billion on the Company’s credit facilities and the issuance of 2,866,384 Class B Non-Voting Participating Shares. The acquisition of WIND is a significant step in the Company’s drive for growth and positions the Company to be a leading pure-play provider of connectivity that is focused on delivering consumer and business communications supported by best-in-class wireline, WiFi, wireless and data infrastructure.

The operating results of WIND are included in the Company’s consolidated financial statements from the date of acquisition. WIND contributed $132 revenue and $2 net income for the period from March 1, 2016 to May 31, 2016. If the acquisition had closed on September 1, 2015, WIND revenue and net income would have approximated $393 and $6, respectively. In connection with the transaction, the Company incurred $20 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The fair value of purchase consideration consisted of $1,588 in cash and $68 in shares issued in connection with the acquisition. The purchase price equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	35
Accounts receivable(1)	12
Inventories	24
Other current assets	58
Property, plant and equipment	277
Other long term assets	19
Intangibles (2)	1,560
Goodwill, not deductible for tax (3)	88

2,073
Accounts payable and accrued liabilities	110
Unearned revenue	9
Current debt (4)	3
Long-term debt (4)	2
Provisions	43
Deferred income taxes	250

1,656

(1)	Accounts receivable consist of $23 gross contractual amounts receivable from customers less $11 not expected to be collected.
(2)	Intangibles include wireless spectrum licenses, subscriber relationships and software assets.
(3)	Goodwill comprises the value of growth opportunities created through the combination of businesses and networks, a strong management team and an assembled workforce.
(4)	Current and long-term debt is comprised of finance lease obligations in respect of certain equipment.

INetU, Inc.

On December 15, 2015, ViaWest closed the acquisition of 100% of the shares of INetU, Inc. (“INetU”) for US$162 which was funded through a combination of borrowings under ViaWest’s and the Company’s revolving credit facilities as well as incremental term loan proceeds under ViaWest’s credit facility. INetU is a solutions provider of public, private and hybrid cloud environments in addition to offering managed security and compliance services. The acquisition of INetU allows ViaWest to add new services to its cloud and managed offerings, and to expand its geographical footprint with eastern U.S. and European cloud locations.

INetU contributed $21 revenue and $7 net income for the period from December 15, 2015 to May 31, 2016. If the acquisition had closed on September 1, 2015, revenue and net income would have been approximately $35 and $11, respectively.

In connection with the transaction, the Company incurred $1 of acquisition related costs for professional fees paid to lawyers, consultants and advisors.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

The purchase consideration consisted of $223 in cash. The purchase price equation is preliminary pending finalization of valuation of net assets acquired. A summary of net assets and preliminary allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	—
Receivables	4
Other current assets	1
Property and equipment	25
Intangibles (1)	68
Goodwill, not deductible for tax (2)	166

264
Current liabilities	7
Deferred income taxes	34

223

(1)	Intangibles include customer relationships and software assets.
(2)	Goodwill comprises the value of growth opportunities created through the combination of businesses, a strong management team and an assembled workforce. Goodwill decreased $8 at May 31, 2016 due to translation using the period end foreign exchange rate.

Other

Effective October 31, 2015, the Company acquired the assets of a small cable system serving approximately 1,300 video subscribers in British Columbia. The cash consideration of $2 has been allocated to property, plant and equipment and broadcast rights.

6.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING COSTS

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Employee salaries and benefits	236	187	644	602
Purchase of goods and services	514	422	1,391	1,277

	750	609	2,035	1,879

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

7.	LONG-TERM DEBT

	May 31, 2016			August 31, 2015
	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $	Long-term debt at amortized cost $	Adjustment for finance costs $	Long-term debt repayable at maturity $
Corporate
Bank loans (1)	498	—	498	434	—	434
Cdn fixed rate senior notes-
6.15% due May 9, 2016	—	—	—	299	1	300
5.70% due March 2, 2017	399	1	400	399	1	400
5.65% due October 1, 2019	1,246	4	1,250	1,245	5	1,250
5.50% due December 7, 2020	498	2	500	497	3	500
3.15% due February 19, 2021	298	2	300	—	—	—
4.35% due January 31, 2024	497	3	500	497	3	500
6.75% due November 9, 2039	1,418	32	1,450	1,418	32	1,450

	4,854	44	4,898	4,789	45	4,834
Cdn variable rate senior notes-
Due February 1, 2016	—	—	—	300	—	300

	4,854	44	4,898	5,089	45	5,134
Other
ViaWest – credit facility(2)	670	13	683	506	12	518
ViaWest – other	31	—	31	34	—	34
WIND - other	5	—	5	—	—	—
Burrard Landing Lot 2 Holdings Partnership	40	—	40	40	—	40

Total consolidated debt	5,600	57	5,657	5,669	57	5,726
Less current portion (3)	407	—	407	608	1	609

	5,193	57	5,250	5,061	56	5,117

(1)	Bank loans include borrowings of USD $380 at May 31, 2016 (August 31, 2015 – USD $330). During the previous quarter, the Company amended the terms of its bank credit facility to increase the maximum borrowings from $1 billion to $1.5 billion.
(2)	In connection with the INetU acquisition completed during the previous quarter, ViaWest increased its term loan by USD $80 and increased its revolving credit facility by USD $35.
(3)	Current portion of long-term debt includes the 5.70% senior notes due March 2017 and the amounts due within one year in respect of ViaWest’s term loan, and ViaWest’s and WIND’s finance lease obligations and landlord debt.

On February 19, 2016, the Company issued $300 senior notes at a rate of 3.15% due February 19, 2021.

During the third quarter, related to the acquisition of WIND, the Company entered into $1.0 billion non-revolving credit facility with a syndicate of lenders (the “WIND Facility”). The full amount of the WIND Facility was drawn to fund the acquisition of WIND, along with $300 million drawn on the Company’s existing credit facility. These amounts were repaid using the cash proceeds received from the Shaw Media disposition.

8.	SHARE CAPITAL

Changes in share capital during the nine months ended May 31, 2016 are as follows:

	Class A Shares		Class B Non-Voting Shares		Preferred Shares
	Number	$	Number	$	Number	$
August 31, 2015	22,420,064	2	451,471,562	3,205	12,000,000	293
Issued upon stock option plan exercises	—	—	1,079,248	26	—	—
Issued pursuant to dividend reinvestment plan	—	—	5,710,705	139	—	—
Issued in connection with acquisition of WIND	—	—	2,866,384	68	—	—

May 31, 2016	22,420,064	2	461,127,899	3,438	12,000,000	293

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

9.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	58	136	312	419
Deduct: dividends on Preferred Shares	(3)	(3)	(11)	(11)

Net income attributable to common shareholders from continuing operations	55	133	301	408
Net income (loss) from discontinued operations	646	73	774	185
Deduct: net income from discontinued operations attributable to non-controlling interests	(4)	(8)	(20)	(20)

Net income from discontinued operations attributable to common shareholders	642	65	754	165

Net income attributable to common shareholders	697	198	1,055	573

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	482	471	478	466
Effect of dilutive securities (1)	1	2	1	3

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	483	473	479	469

Basic earnings per share ($)
Continuing operations	0.11	0.28	0.63	0.88
Discontinued operations	1.33	0.14	1.58	0.35

Attributable to common shareholders	1.44	0.42	2.21	1.23

Diluted earnings per share ($)
Continuing operations	0.11	0.28	0.63	0.87
Discontinued operations	1.33	0.14	1.57	0.35

Attributable to common shareholders	1.44	0.42	2.20	1.22

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the three and nine months ended May 31, 2016, 2,116,921 (2015 – 2,836,837) and 1,426,173 (2015 – 1,891,410) options were excluded from the diluted earnings per share calculation.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

10.	OTHER COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE LOSS

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)
Exchange differences on translation of a foreign operation	(8)	—	(8)
Exchange differences on translation of US denominated debt hedging a foreign operation	5	—	5

	(3)	—	(3)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(23)	6	(17)
Discontinued operations	2	—	2

	(24)	6	(18)

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2016 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—	1
Share of other comprehensive income of associates	(1)	—	(1)
Exchange differences on translation of a foreign operation	(36)	—	(36)
Exchange differences on translation of US denominated debt hedging a foreign operation	16	—	16

	(20)	—	(20)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(15)	4	(11)
Discontinued operations	4	(1)	3

	(31)	3	(28)

Components of other comprehensive income and the related income tax effects for the nine months ended May 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	8	(2)	6
Adjustment for hedged items recognized in the period	(5)	1	(4)
Unrealized loss on available-for-sale investment	(2)	—	(2)
Exchange differences on translation of a foreign operation	125	—	125
Exchange differences on translation of US denominated debt hedging a foreign operation	(50)	—	(50)

	76	(1)	75
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(8)	2	(6)
Discontinued operations	(6)	2	(4)

	62	3	65

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Components of other comprehensive income and the related income tax effects for the three months ended May 31, 2015 are as follows:

	Amount $	Income taxes $	Net $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	—	—	—
Adjustment for hedged items recognized in the period	(3)	1	(2)
Unrealized loss on available-for-sale investment	—		—
Exchange differences on translation of a foreign operation	(6)		(6)
Exchange differences on translation of US denominated debt hedging a foreign operation	2		2

	(7)	1	(6)
Items that will not be subsequently be reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	24	(6)	18
Discontinued operations	10	(3)	7

	27	(8)	19

Accumulated other comprehensive loss is comprised of the following:

	May 31, 2016 $	August 31, 2015 $
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	1	—
Share of other comprehensive income of associates	(1)	—
Unrealized loss on available-for-sale investment	(5)	(5)
Foreign currency translation adjustments	107	110

Items that will not be subsequently reclassified to income
Remeasurements on employee benefit plans:
Continuing operations	(135)	(119)
Discontinued operations	—	(5)

	(33)	(19)

11.	STATEMENTS OF CASH FLOWS

Disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Net income from continuing operations	58	136	312	419
Adjustments to reconcile net income to funds flow from operations:
Amortization	252	215	708	648
Deferred income tax recovery	(27)	(18)	(52)	(69)
Share-based compensation	1	1	2	3
Defined benefit pension plans	3	4	(17)	(16)
Accretion of long-term liabilities and provisions	—	—	(1)	(1)
Equity loss of an associate or joint venture	25	14	61	43
Impairment of goodwill	17	15	17	15
Loss on write-down of assets	1	55	8	58
Loss on write-down of investments	70	—	70	—
Distributions from a venture capital investment	—	—	—	(27)
Other	3	(6)	5	(1)

Funds flow from continuing operations	403	416	1,113	1,072

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

(ii)	Interest and income taxes paid and interest received and classified as operating activities are as follows:

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Interest paid	131	109	280	247
Income taxes paid (net of refunds)	15	62	227	333
Interest received	—	1	—	1

(iii)	Non-cash transactions:

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	Three months ended May 31,		Nine months ended May 31,
	2016	2015	2016	2015
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan	46	44	139	123

12.	FAIR VALUE

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Financial instruments

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets and other long-term assets

The fair value of publicly traded investments is determined by quoted market prices. Investments in private entities which do not have quoted market prices in an active market and whose fair value cannot be readily measured are carried at cost. No published market exists for such investments. Theses equity investments have been made as they are considered to have the potential to provide future benefit to the Company and accordingly, the Company has no current intention to dispose of these investments in the near term. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. The fair value of finance lease obligations is determined by discounting future cash flows using a rate for loans with similar terms, conditions and maturity dates. The carrying value of bank credit facilities approximates fair value as the debt bears interest at rates that fluctuate with market values. Other notes and debentures are valued based upon current trading values for similar instruments.

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

(iv)	Other long-term liabilities

The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value. The fair value of contingent consideration arising from a business acquisition is determined by calculating the present value of the probability weighted assessment of the likelihood that revenue targets will be met and the estimated timing of such payments.

(v)	Derivative financial instruments

The fair value of US currency forward purchase contracts is determined by an estimated credit-adjusted mark-to-market valuation using observable forward exchange rates at the end of reporting periods and contract forward rates.

The carrying values and estimated fair values of an investment in a publicly traded company, long-term debt and a contingent liability are as follows:

	May 31, 2016		August 31, 2015
	Carrying value $	Estimated fair value $	Carrying value $	Estimated fair value $
Assets
Investment in publicly traded company (1)	4	4	4	4

Liabilities
Long-term debt (including current portion) (2)	5,600	6,232	5,669	6,307
Contingent liability(3)	2	2	2	2

(1)	Level 1 fair value – determined by quoted market prices.
(2)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.
(3)	Level 3 fair value – determined by valuation techniques using inputs that are not based on observable market data.

Real estate property

A real estate property was classified as held for sale in the statement of financial position at August 31, 2015. At August 31, 2015, the property’s fair value of $5 was based on the sale which closed during the first quarter.

13.	INVESTMENTS AND OTHER ASSETS

Corus Entertainment Inc.

In connection with the sale of the Media division to Corus, the Company received 71,364,853 Corus Class B non-voting participating shares representing approximately 37% of Corus’ total issued equity of Class A and Class B shares. Although the Class B Corus shares do not have voting rights, the Company is considered to have significant influence due to Board representation.

Corus is a leading media and content company that creates and delivers high quality brands and content across platforms for audiences around the world. The company’s portfolio of multimedia offerings encompasses 45 specialty television services, 39 radio stations, 15 conventional television stations, a global content business, digital assets, live events, children’s book publishing, animation software, technology and media services. Corus is headquartered in Canada, and its stock is listed on the TSX under the symbol CJR.B.

The Company participates in Corus’ dividend reinvestment program for its initial investment in Corus Class B Shares. For the three and nine month periods ended May 31, 2016, the Company received dividends of $14 from

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

Corus that were reinvested in additional Corus Class B shares. At May 31, 2016, the Company owned 72,499,684 Corus Class B shares having a fair value of $911 and representing 37% of the total issued equity of Corus. The Company’s weighted average ownership of Corus for the period from April 1 to May 31, 2016 was 37%.

Summary financial information for Corus at May 31, 2016 and for the three and nine months then ended is as follows:

	$	$
Current assets		538
Non-current assets		5,657
Current liabilities		(599)
Non-current liabilities		(3,081)

Net assets		2,515
Less: non-controlling interests		(159)

		2,356

Carrying amount of the investment		822

Revenue	361	787

Net income (loss) attributable to:
Shareholders	(16)	128
Non-controlling interest	5	7

	(11)	135
Other comprehensive income, attributable to shareholders	(4)	(3)

Comprehensive income	(15)	132

Equity income from associates(1)	(10)	(10)
Other comprehensive income from equity accounted associates(1)	(1)	(1)

	(11)	(11)

(1)	The Company’s share of income and other comprehensive income reflect the weighted average proportion of Corus net income and other comprehensive income attributable to shareholders from April 1, 2016.

14.	RESTRUCTURING COSTS

During 2014 and 2015, the Company undertook organizational changes and restructured its operations across its Consumer and Business Network Services operating segments. The remaining costs in respect of the restructuring activities were paid in fiscal 2016.

During the third quarter of the current year, the Company underwent a restructuring following a set of significant asset realignment initiatives, including the acquisition of WIND and the divestiture of Shaw Media. In connection with the restructuring, the Company recorded $24 primarily related to severance and employee related costs in respect of the approximate 200 affected employees. The continuity of the restructuring provisions follows and the majority of remaining costs are expected to be paid within the next seven months.

$
Balance as at September 1, 2015	17
Additions	24
Unused amounts related to prior restructuring provisions	(2)
Payments	(27)

Balance as at May 31, 2016	12

Shaw Communications Inc.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

May 31, 2016 and 2015

[all amounts in millions of Canadian dollars, except share and per share amounts]

15.	IMPAIRMENT OF GOODWILL

As a result of the Company’s annual impairment test of goodwill and indefinite-life intangibles, an impairment charge of $17 was recorded in the current quarter with respect to goodwill associated with the Tracking operations in the Business Network Services division. The Company estimated the recoverable amount using a discounted cash flow analysis based on the most recent estimates of future operating results which are reflective of long-term pressures as customers migrate from satellite based tracking to wireless tracking, and technology changes in the industry.

16.	OTHER LOSSES

Other gains/losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. In the current year, the category also includes a write-down of $51 in respect of the Company’s investment in shomi, a write-down of $20 in respect of a private portfolio investment and asset write-downs of $6. In the comparable year, the category included distributions of $27 from a venture capital fund investment, additional proceeds of $11 related to the fiscal 2012 Shaw Court insurance claim and asset write-downs of $55.

17.	SUBSEQUENT EVENTS

On June 30, 2016, 1,987,607 of the Company’s Cumulative Redeemable Rate Reset Class 2 Preferred Shares, Series A (“Series A Shares”) were converted into an equal number of Cumulative Redeemable Floating Rate Class 2 Preferred Shares, Series B (“Series B Shares”) in accordance with the notice of conversion right issued on May 31, 2016. As a result of the conversion, the Company has 10,012,393 Series A Shares and 1,987,607 Series B Shares issued and outstanding. The Series A Shares will continue to be listed on the TSX under the symbol SJR.PR.A. The Series B Shares began trading on the TSX on June 30, 2016 under the symbol SJR.PR.B. The annual fixed dividend rate for the Series A Shares, payable quarterly, was reset to 2.791% for the five year period from and including June 30, 2016 to but excluding June 30, 2021. The floating quarterly dividend rate for the Series B Shares was set at an annual dividend rate of 2.539% for the period from and including June 30, 2016 to but excluding September 30, 2016. The floating quarterly dividend rate will be reset quarterly.